UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-10312

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYNOVUS FINANCIAL CORP. 2011 DIRECTOR STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SYNOVUS FINANCIAL CORP.
1111 BAY AVENUE
SUITE 500
COLUMBUS, GEORGIA 31901

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1
Statements of Financial Condition as of June 1, 2021 (termination date) and December 31, 2020	2
Statements of Operations and Changes in Plan Equity for January 1, 2021 to June 1, 2021 (termination date) and for the Years Ended December 31, 2020 and 2019	3
Notes to Financial Statements	4

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Synovus Financial Corp. 2011 Director Stock Purchase Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of the Synovus Financial Corp. 2011 Director Stock Purchase Plan (the Plan) as of June 1, 2021 (termination date) and December 31, 2020, the related statements of operations and changes in plan equity for the period from January 1, 2021 to June 1, 2021 (termination date) and the years ended December 31, 2020 and 2019, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Plan as of June 1, 2021 (termination date) and December 31, 2020, and the results of its operations and changes in its plan equity for the period from January 1, 2021 to June 1, 2021 (termination date) and the years ended December 31, 2020 and 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Plan’s auditor since 2012.
Atlanta, Georgia
March 31, 2022

SYNOVUS FINANCIAL CORP.
2011 DIRECTOR STOCK PURCHASE PLAN

Statements of Financial Condition
June 1, 2021 and December 31, 2020

Assets	June 1, 2021	December 31, 2020
Common stock of Synovus Financial Corp., at fair value - 0 and 445,109 shares (cost $0 and $10,631,441) at June 1, 2021 and December 31, 2020, respectively (Note 3)	$—	$14,408,167
Contributions receivable	—	75,261
Dividends receivable	—	146,886
Total assets	$—	$14,630,314
Plan Equity
Plan equity (0 participants at June 1, 2021 and 220 participants at December 31, 2020)	$—	$14,630,314

See accompanying notes to audited financial statements.

SYNOVUS FINANCIAL CORP.
2011 DIRECTOR STOCK PURCHASE PLAN

Statements of Operations and Changes in Plan Equity
January 1, 2021 to June 1, 2021 (termination date) and the Years ended December 31, 2020 and 2019

	2021	2020	2019
Investment income (loss):
Dividend income	$142,356	$567,670	$502,912
Realized gains on distributions/withdrawals to participants, net (Note 7)	246,696	174,911	306,534
Unrealized appreciation (depreciation) of common stock of Synovus Financial Corp. (Note 6)	7,202,922	(2,804,413)	2,715,459
Total investment income (loss)	7,591,974	(2,061,832)	3,524,905
Contributions (Note 5):
Participants	410,997	955,104	986,659
Synovus Financial Corp. and participating subsidiaries	61,649	143,266	147,999
Total contributions	472,646	1,098,370	1,134,658
Withdrawals by participants - common stock of Synovus Financial Corp., at fair value (0 shares for the period January 1, 2021 to June 1, 2021 (termination date) and 53,862 and 24,162 shares for years ended December 31, 2020 and 2019, respectively) (Note 7)	(581,711)	(1,469,115)	(863,950)
Transfer to successor plan at fair value (Note 1)	(22,113,223)	—	—
Net increase (decrease) in plan equity	(14,630,314)	(2,432,577)	3,795,613
Plan equity at beginning of period	14,630,314	17,062,891	13,267,278
Plan equity at end of period	$—	$14,630,314	$17,062,891

See accompanying notes to audited financial statements.

SYNOVUS FINANCIAL CORP.
2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements
June 1, 2021
Note 1 - Description of the Plan
On February 16, 2011, the Board of Directors of Synovus Financial Corp. (Synovus) adopted the Synovus Financial Corp. 2011 Director Stock Purchase Plan (the Plan). The Plan was approved by Synovus’ shareholders on April 27, 2011 and became effective as of June 1, 2011. On June 1, 2011, the plan assets of a predecessor plan, the Synovus Financial Corp. Director Stock Purchase Plan, were rolled over into the Plan. The Plan is designed to enable participating directors of Synovus and its subsidiaries to purchase shares of Synovus common stock at prevailing market prices from contributions made by them and by Synovus, its subsidiaries, and divisions (the Participating Affiliates). The Plan terminated pursuant to its terms on June 1, 2021. As part of the Plan termination, the Plan assets were transferred to the Synovus Financial Corp. 2021 Director Stock Purchase Plan.
Synovus serves as the Plan Administrator. The Plan agent is American Stock Transfer & Trust, LLC, hereafter referred to as “Agent.”
Any person who currently serves or in the future is elected to serve as a director of Synovus or Synovus Bank or any non-employee who serves as a market advisory director of Synovus Bank is eligible to participate in the Plan. Participants may contribute to the Plan only through automatic transfers of contributions from their designated demand deposit accounts. Contributions by market advisory directors of Synovus Bank may not exceed $1,000 per calendar quarter. Contributions by directors of Synovus or Synovus Bank may not exceed $5,000 per calendar quarter. Matching contributions to the Plan are to be made by Synovus in an amount equal to 0% to 50% of each participant’s contribution, with the applicable match to be set from time to time by Synovus’ Board of Directors. The matching contribution for January 1, 2021 to June 1, 2021 termination date) and for the years ended December 31, 2020 and 2019 was 15%. At any time, Synovus may change the matching contribution without an amendment to the Plan. All contributions to the Plan vest immediately.
The Plan provides, among other things, that all expenses of administering the Plan shall be paid by Synovus. Brokers’ fees, commissions, and other transaction costs incurred in connection with the purchase in the open market of Synovus common stock under the Plan are included in the cost of such stock to each participant.
The Plan maintains an account balance for each participant equal to the number of shares of Synovus common stock purchased on his/her behalf, plus the related investment income or loss. Each participant has the rights and powers of ordinary Synovus shareholders over the shares of common stock held for his/her benefit in the Plan, including the right to vote his/her shares. Each participant will receive cash dividends, stock dividends, stock splits and similar changes in ownership for the shares held in the Plan to the same extent as other ordinary Synovus shareholders.
The Plan provides that all shares must be held for a minimum period of six months, during which the shares cannot be sold, transferred, assigned, pledged, or otherwise disposed of. Subsequent to the six-month holding period, the Plan provides that each participant may request that the Agent issue shares or sell shares at any time for all or part of the full number of shares in his/her account. Upon any such request and satisfaction of the six-month holding period, the Agent will issue such shares or sell all or the specified number of shares and issue net proceeds to the participant in the form of a lump-sum cash distribution.
The Plan provides that upon termination of participation in the Plan, each former participant will receive, at his/her discretion, (i) the full number of shares of Synovus common stock held on his/her behalf by the Agent, together with a check for any fractional share interest, or (ii) a lump-sum cash distribution for the net proceeds of the sale of all shares held on his/her behalf by the Agent.
Participation in the Plan shall automatically terminate upon termination of a participant’s status as a director whether by death, retirement, resignation, or otherwise.
Synovus reserves the right to terminate or amend the Plan at any time, provided, however, that no termination or amendment shall affect or diminish any participant’s right to the benefit of contributions made by him/her or Synovus prior to the date of such amendment or termination.
Synovus reserves the right to suspend contributions to the Plan at anytime.

SYNOVUS FINANCIAL CORP.
2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements
June 1, 2021
Note 2 - Summary of Significant Accounting Policies
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
The Plan’s investment in Synovus common stock is stated at fair value, which is based on the closing price per share of Synovus common stock at year-end obtained by using market quotations on the New York Stock Exchange (NYSE), the principal public exchange market for which such securities are traded. The December 31, 2020 fair value was $32.37 per share.
The Plan’s investment in the common stock of Synovus is exposed to market and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements.
The realized gain or loss on distributions to participants is determined by computing the difference between the average cost per share and the fair value per share at the date of the distribution to the participants, less transaction costs.
Purchases and sales of Synovus common stock are reflected on a trade-date basis. Dividend income is accrued on the record date.
Contributions by participants and Synovus are accounted for on the accrual basis. Withdrawals are accounted for upon distribution. At December 31, 2020, Plan investments include 2,625 shares held by 1 former director, who had not yet received distribution as permitted by the terms of the Plan.
Note 3 - Fair Value Measurements
The Plan determines the fair value of its assets consistent with the provisions of the accounting standard for fair value measurements and disclosures. The accounting standard provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under the accounting standard are described below:
Level 1 - inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.
Level 2 - inputs are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
Level 3 - inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.
In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s investment in Synovus common stock is considered a Level 1 input under the fair value hierarchy.
Management of the Plan also believes that the carrying amount of the receivables is a reasonable approximation of fair value due to their short-term nature.
Note 4 - Tax Status of the Plan
The Plan is not qualified under Sections 401(a) or 501(a) of the Internal Revenue Code of 1986, as amended. The Plan does not provide for income taxes because any income is taxable to the participants. Participants in the Plan must treat as compensation income their pro rata share of contributions made to the Plan by Synovus. Cash dividends paid on Synovus common stock purchased under the Plan will be taxable to the participants on a pro rata basis for Federal and state income tax purposes during the year any such dividend is received by the participant of the Plan. Upon disposition of the Synovus common stock purchased under the Plan, participants must treat any gain or loss as long-term or short-term capital gain or loss depending upon when such disposition occurs.

SYNOVUS FINANCIAL CORP.
2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements
June 1, 2021
Note 5 - Contributions
Contributions by Participants and Synovus for the period January 1, 2021 to June 1, 2021 (plan termination) and for the years ended December 31, 2020 and 2019 are as follows:

	2021
	Participants	Participating Affiliates
Synovus Financial Corp.	$85,000	$12,750
Synovus Bank	325,997	48,899
Total contributions	$410,997	$61,649

	2020
	Participants	Participating Affiliates
Synovus Financial Corp.	$158,333	$23,750
Synovus Bank	796,771	119,516
Total contributions	$955,104	$143,266

	2019
	Participants	Participating Affiliates
Synovus Financial Corp.	$159,000	$23,850
Synovus Bank	827,659	124,149
Total contributions	$986,659	$147,999

Note 6 - Unrealized Appreciation (Depreciation) in Common Stock of Synovus Financial Corp.
Changes in unrealized appreciation (depreciation) in Synovus common stock for the period January 1, 2021 to June 1, 2021 (plan termination) and for the years ended December 31, 2020 and 2019 are as follows:

	2021	2020	2019
Unrealized appreciation at beginning of year	$3,776,804	$6,581,217	$3,865,758
Unrealized appreciation at end of year(1)	10,979,726	3,776,804	6,581,217
Total change in unrealized appreciation (depreciation)	$7,202,922	$(2,804,413)	$2,715,459

(1) Includes $10,979,726 transferred to the 2021 Director Stock Purchase Plan upon termination of the Plan.

SYNOVUS FINANCIAL CORP.
2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements
June 1, 2021
Note 7 - Realized Gains on Distributions to Participants
The realized gains on distributions/withdrawals to participants for the period January 1, 2021 to June 1, 2021 (plan termination) and for the years ended December 31, 2020 and 2019 are as follows:

	2021	2020	2019
Fair value at date of distribution of shares of Synovus common stock	$581,711	$1,469,115	$863,950
Less cost (computed on an average cost basis) of shares of Synovus common stock distributed or redeemed	335,015	1,294,204	557,416
Total realized gains	$246,696	$174,911	$306,534

EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Synovus Financial Corp., as administrator of the Synovus Financial Corp. 2011 Director Stock Purchase Plan, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNOVUS FINANCIAL CORP. 2011 DIRECTOR STOCK PURCHASE PLAN
	BY:	SYNOVUS FINANCIAL CORP., AS PLAN ADMINISTRATOR

March 31, 2022	By:	/s/Allan E. Kamensky
Allan E. Kamensky
Executive Vice President and General Counsel